FORM
6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13A-16 OR

15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September
2024
Commission File Number:

001-32458
DIANA SHIPPING INC.
(Translation of registrant's name into

English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)
Indicate by

check mark

whether the registrant

files or

will file annual

reports under

cover of

Form 20-F

or Form

40-
F.
Form 20-F [X]

Form 40-F [

]
INFORMATION CONTAINED

IN THIS FORM 6-K REPORT
Attached

to

this

Report

on

Form

6-K

as

Exhibit

99.1

is the

unaudited

interim

consolidated

financial

statements

of
Diana Shipping Inc. (the "Company") as of and for the six

months ended
June 30, 2024
.
The

information

contained

in

this

Report

on

Form

6-K

is

hereby

incorporated

by

reference

into

the

Company's
registration statements on Form F-3

(File Nos. 333-280693 and 333-266999)

that were filed with the

U.S. Securities
and Exchange Commission and became effective on

September 9, 2024 and September 16, 2022, respectively

.
SIGNATURES
Pursuant to

the requirements

of the

Securities Exchange

Act of

1934, the

registrant has

duly caused

this report

to
be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: September 12, 2024 By: /s/ Ioannis Zafirakis

Ioannis Zafirakis

Chief Financial Officer

Management's Discussion and Analysis Of
Financial Condition and Results Of Operations
The

following

management's

discussion

and

analysis

should

be

read

in

conjunction

with

our

interim
unaudited

consolidated

financial

statements

and

their

notes

attached

hereto.

This

discussion

contains
forward-looking

statements

that

reflect

our

current

views

with

respect

to

future

events

and

financial
performance.

Our

actual

results

may

differ

materially

from

those

anticipated

in

these

forward-looking
statements.

For additional information relating

to our management's

discussion and analysis

of financial
condition

and

results

of

operations,

please

see

our

annual

report

on

form 20-F

for

the

year

ended
December 31, 2023 filed with the with the SEC on April 5, 2024.
Our Operations

We

charter

our

vessels,

owned

and

bareboat

chartered-in,

to

customers

primarily

pursuant

to

short-,
medium-

and

long-term

time

charters.

Under

our

time

charters,

the

charterer

typically

pays

us

a

fixed
daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal

charges.

We

remain

responsible

for

paying

the

chartered

vessel's

operating

expenses,

including
the cost

of crewing,

insuring, repairing, and

maintaining the vessel,

the costs

of spares and

consumable
stores, tonnage taxes

and other miscellaneous

expenses, and we

also pay

commissions to one

or more
unaffiliated ship brokers and to

in-house brokers associated with the charterer for

the arrangement of the
relevant charter.

The

following

table

presents

certain

information

concerning

the

dry

bulk

carriers

in

our

fleet,

as

of

the
date of this report.

Fleet Employment (As of September 9, 2024)
VESSEL
SISTE
R
SHIPS*
GROSS RATE
(USD PER DAY)
COM**
CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 16,500 5.00%
Bulk Trading SA
6-May-24 1/Aug/2025 - 30/Sep/2025
2017 60,456
2 DSI Pollux A 14,000 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
28-Dec-23 20/Aug/2025 - 20/Oct/2025
2015 60,446
3 DSI Pyxis A 14,250 5.00%
ASL Bulk Marine Limited
24-Sep-23 10/Oct/2024 - 10/Dec/2024
2018 60,362
4 DSI Polaris A 13,100 5.00% ASL Bulk Marine Limited 12-Nov-22 20-Jul-24
2018 60,404 15,400 5.00% Stone Shipping Ltd 20-Jul-24 1/Jun/2025 - 15/Aug/2025
5 DSI Pegasus A 14,000 5.00%
Reachy Shipping (SGP) Pte. Ltd.
7-Dec-22 5-Sep-24
2015 60,508 15,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
5-Sep-24 1/Jun/2025 - 1/Aug/2025
6 DSI Aquarius B 14,500 5.00%
Stone Shipping Ltd
18-Jan-24 1/Dec/2024 - 1/Feb/2025
2016 60,309
7 DSI Aquila B 12,500 5.00%
Western Bulk Carriers AS
11-Nov-23 10/Nov/2024 - 10/Jan/2025
2015 60,309
8 DSI Altair B 13,800 5.00%
Western Bulk Carriers AS
23-Jun-23 21/Sep/2024 - 10/Oct/2024 1
2016 60,309
9 DSI Andromeda B 13,500 5.00%
Bunge SA, Geneva
27-Nov-23 20/Feb/2025 - 20/Apr/2025 2
2016 60,309
6 Panamax Bulk Carriers
10 LETO
16,000 5.00% ASL Bulk Shipping Limited 3-May-24 1/Mar/2025 - 30/Apr/2025
2010 81,297
11 SELINA C 12,000 4.75%
Cargill International S.A., Geneva
20-May-23 15/Sep/2024 - 15/Nov/2024
2010 75,700
12 MAERA C 13,750 5.00%
ST Shipping and Transport Pte.
Ltd.
29-Jan-24 20/Nov/2024 - 20/Jan/2025
2013 75,403
13 ISMENE 12,650 5.00%
Paralos Shipping Pte., Ltd.
13-Sep-23 15/Apr/2025 - 30/Jun/2025
2013 77,901
14 CRYSTALIA D
13,900 5.00% Louis Dreyfus Company Freight
Asia Pte. Ltd.
4-May-24 4/Feb/2026 - 4/Jun/2026
2014 77,525
15 ATALANDI D 15,800 5.00% Quadra Commodities SA 28-May-24 20-Jul-24
2014 77,529 14,600 4.75% Cargill International SA, Geveva 20-Jul-24 1/Jun/2025 - 31/Jul/2025
6 Kamsarmax Bulk Carriers
16 MAIA E
13,500 5.00% ST Shipping and Transport Pte.
Ltd.
23-Sep-23 30-Aug-24 3.4
2009 82,193
17 MYRSINI E 17,100 5.00%
Cobelfret S.A. Luxembourg
25-Jun-24 1/Feb/2025 - 25/Mar/2025
2010 82,117
18 MEDUSA E 14,250 5.00%
ASL Bulk Shipping Limited
14-May-23 10/Feb/2025 - 15/Apr/2025
2010 82,194
19 MYRTO E 12,650 5.00%
Cobelfret S.A., Luxemburg
15-Jul-23 1/Nov/2024 - 15/Jan/2025
2013 82,131
20 ASTARTE 15,000 5.00% Reachy Shipping (SGP) Pte. Ltd. 29-Apr-23 19-Aug-24
2013 81,513 14,000 5.00% Paralos Shipping Pte. Ltd. 19-Aug-24 15/Jul/2025 - 15/Sep/2025

21 LEONIDAS P. C. 17,000 5.00%
Ming Wah International Shipping
Company Limited
22-Feb-24 20/Aug/2025 - 20/Oct/2025
2011 82,165
5 Post-Panamax Bulk Carriers
22 ALCMENE
13,150 5.00%
China Steel Express Corporation
1-Jun-24 11-Aug-24
5
2010 93,193
13,350 5.00% 11-Aug-24 25-Sep-24
23 AMPHITRITE F 15,000
5.00% Cobelfret S.A., Luxembourg
13-Jan-24 15/Nov/2024 - 15/Jan/2025 6
2012 98,697
24 POLYMNIA F 17,500 5.00%
Reachy Shipping (SGP) Pte. Ltd.
8-Jun-24 1/Aug/2025 - 30/Sept/2025
2012 98,704
25 ELECTRA G 14,000 4.75%
Aquavita International S.A.
3-Jun-24 15/Oct/2025 - 31/Dec/2025
2013 87,150
26 PHAIDRA G 12,250 4.75%
Aquavita International S.A.
9-May-23 15/Sep/2024 - 15/Oct/2024 1
2013 87,146
9 Capesize Bulk Carriers
27 SEMIRIO H 14,150 5.00%
Solebay Shipping Cape
Company Limited, Hong Kong
18-Aug-23 20/Nov/2024 - 30/Jan/2025
2007 174,261
28 HOUSTON H 13,000 5.00%
EGPN Bulk Carrier Co., Limited 21-Nov-22 2-Sep-24 7
2009 177,729
29 NEW YORK H 16,000 5.00%
SwissMarine Pte. Ltd., Singapore
11-Jun-23 1/Oct/2024 - 7/Dec/2024
2010 177,773
30 SEATTLE I 17,500 5.00%
Solebay Shipping Cape
Company Limited, Hong Kong
1-Oct-23 15/Jul/2025 - 30/Sep/2025
2011 179,362
31
P.

S. PALIOS
I 27,150 5.00%
Bohai Shipping (HEBEI) Co., Ltd
7-May-24 1/Nov/2025 - 31/Dec/2025
2013 179,134
32 G. P. ZAFIRAKIS J 17,000 5.00%
Solebay Shipping Cape
Company Limited, Hong Kong
12-Jan-23 14-Aug-24 4
2014 179,492 26,800 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
15-Sep-24 15/Aug/2026 - 15/Nov/2026 8
33 SANTA BARBARA J 21,250 5.00%
Smart Gain Shipping Co., Limited
7-May-23 10/Oct/2024 - 10/Dec/2024 9
2015 179,426
34 NEW ORLEANS 20,000 5.00%
Kawasaki Kisen Kaisha, Ltd.
7-Dec-23 15/Aug/2025 - 31/Oct/2025 9
2015 180,960
35 FLORIDA 25,900 5.00%
Bunge S.A., Geneva
29-Mar-22 29/Jan/2027 - 29/May/2027 2
2022 182,063
4 Newcastlemax Bulk Carriers
36 LOS ANGELES K 17,700
5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
21-Jan-23 20-Jul-24
2012 206,104 28,700 20-Jul-24 1/Oct/2025 - 15/Dec/2025
37 PHILADELPHIA K 22,500 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
4-Feb-24 20/Apr/2025 - 20/Jul/2025
2012 206,040
38 SAN FRANCISCO L 22,000 5.00%
SwissMarine Pte. Ltd., Singapore
18-Feb-23 5/Jan/2025 - 5/Mar/2025
2017 208,006
39 NEWPORT NEWS L 20,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
20-Sep-23 10/Mar/2025 - 10/Jun/2025
2017 208,021

Each dry bulk carrier is a “sister ship”, or

closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with

time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual

date of redelivery being at the Charterers’

option, but subject to the terms, conditions, and

exceptions of the
particular charterparty.

1Based on latest information.
2Bareboat chartered-in for a period of ten years.
3Charterers have agreed for any time in excess

of the charter party period to pay the rate of

105% of the Baltic Panamax Index 5 TC average

as published by
the Baltic Exchange on a daily basis during

the excess period commencing from August 20,

2024 or the vessel’s present charter party rate, whichever

is
higher.
4Currently without an active charterparty. Vessel on scheduled drydocking.
5Redelivery date based on an estimated time charter

trip duration of about 45 days
6The charter rate will be US$12,250 per

day for the first 30 days of the charter period.
7Vessel has been sold and delivered to her new Owners on September

4, 2024.
8Estimated delivery date to the Charterers.
9Bareboat chartered-in for a period of eight years.

Factors Affecting Our Results of Operations
We believe that our results of operations are affected by the following factors:
(1)

Average

number

of

vessels

is

the

number

of

vessels

that

constituted

our

fleet

for

the

relevant
period,

as

measured

by

the

sum

of

the

number

of

days

each

vessel

was

a

part

of

our

fleet

during

the
period divided by the number of calendar days in the period.

(2)

Ownership

days

are

the

aggregate

number of

days in

a

period

during

which each

vessel

in

our
fleet has

been owned

by us.

Ownership days

are an

indicator of

the size

of our

fleet over

a period

and
affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the

number of our ownership days less

the aggregate number of days that

our
vessels

are

off-hire

due

to

scheduled

repairs

or

repairs

under

guarantee,

vessel

upgrades

or

special
surveys

and the

aggregate amount

of

time

that we

spend

positioning our

vessels for

such events.

The
shipping industry

uses available

days to

measure the

number of

days in

a period

during which

vessels
should be capable of

generating revenues. Our method of

computing available days may not necessarily
be comparable to available days of other companies.
(4)

Operating days

are the

number of

available days

in a

period less

the aggregate

number of

days
that

our

vessels

are

off-hire

due

to

any

reason,

including

unforeseen

circumstances.

The

shipping
industry uses operating days to

measure the aggregate number

of days in a

period during which vessels
actually generate revenues.

(5)

We calculate

fleet utilization

by dividing

the number

of our

operating days

during a

period by

the
number of our

available days during

the period. The

shipping industry uses

fleet utilization to

measure a
company's

efficiency

in

finding

suitable

employment

for

its

vessels

and minimizing

the

number of

days
that its

vessels are

off-hire for

reasons other

than scheduled

repairs or

repairs under

guarantee, vessel
upgrades, special surveys or vessel positioning for such events.

(6)

Time

charter

equivalent

rate,

or

TCE,

is

defined

as

our

time

charter

revenues

less

voyage
expenses

during

a

period

divided

by

the

number

of

our

available

days

during

the

period,

which

is
consistent with

industry standards.

TCE is

a non-GAAP

measure, and

management believes

it is

useful
to investors

because it

is a

standard shipping

industry performance

measure used

primarily to

compare
daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters,

because charter

hire rates

for

vessels

on

voyage

charters are

generally not

expressed in

per
day

amounts

while

charter

hire

rates

for

vessels

on

time

charters

are

generally

expressed

in

such
amounts. TCE is used by management to assess and compare

the vessels’ profitability.
(7)

Daily

vessel

operating

expenses,

which

include

crew

wages

and

related

costs,

the

cost

of
insurance,

expenses

relating

to

repairs

and

maintenance,

the

costs

of

spares

and

consumable

stores,
tonnage taxes

and other

miscellaneous expenses,

are calculated

by dividing

vessel operating

expenses
by ownership days for the relevant period.
The following table reflects such factors for the periods indicated:

For the six months ended June 30,
2024 2023
Ownership days 7,162 7,468
Available days 7,112 7,407
Operating days 7,078 7,377
Fleet utilization 99.5% 99.6%
Time charter equivalent (TCE) rate

$ 15,078 $ 17,910
The following table reflects the calculation of our TCE rates for the periods presented:
For the six months ended June 30,
2024 2023
in thousands of US Dollars, except for days and
TCE rates
Time charter revenues $ 113,648 $ 140,021
less: Voyage expenses

(6,413) (7,364)
Time charter equivalent revenues

107,235 132,657
Available days

7,112 7,407
Time charter equivalent (TCE) rate

$ 15,078 $ 17,910
Time Charter Revenues
Our revenues are driven primarily by

the number of vessels in our

fleet, the number of days during which
our

vessels

operate

and

the

amount

of

daily

charter

hire

rates

that

our

vessels

earn

under

charters,
which, in turn, are affected by a number of factors, including:
●

the duration of our charters;
●

our decisions relating to vessel acquisitions and disposals;
●

the amount of time that we spend positioning our vessels;
●

the amount of time that our vessels spend in drydock undergoing repairs;
●

maintenance and upgrade work;
●

the age, condition and specifications of our vessels;
●

levels of supply and demand in the dry bulk shipping industry.
Vessels

operating on time

charters for a

certain period of

time provide more

predictable cash flows

over
that

period

of

time

but

can

yield

lower

profit

margins than

vessels

operating in

the

spot

charter market
during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate

revenues

that

are

less

predictable

but

may

enable

their

owners

to

capture

increased

profit
margins during

periods of

improvements in

charter rates

although their owners

would be

exposed to the
risk of

declining charter rates,

which may have

a materially adverse

impact on financial

performance. As
we employ vessels

on period charters,

future spot charter

rates may be

higher or lower

than the rates

at

which

we

have

employed

our

vessels

on

period

charters.

Our

time

charter

agreements

subject

us

to
counterparty risk.

In depressed

market conditions,

charterers may

seek to

renegotiate the

terms of

their
existing

charter

parties

or

avoid

their

obligations

under

those

contracts.

Should

a

counterparty

fail

to
honor their obligations under agreements with

us, we could sustain significant losses

which could have a
material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses
We

incur

voyage

expenses

that

mainly

include

commissions

because

all

of

our

vessels

are

employed
under

time

charters that

require the

charterer to

bear

voyage

expenses such

as

bunkers (fuel

oil),

port
and canal

charges. Although

the charterer

bears the

cost of

bunkers, we

also have

bunker gain

or loss
deriving

from

the

price

differences

of

bunkers.

When

a

vessel

is

delivered

to

a

charterer,

bunkers

are
purchased

by

the

charterer

and

sold

back

to

us

on

the

redelivery

of

the

vessel.

Bunker

gain,

or

loss,
results

when

a

vessel

is

redelivered

by

her

charterer

and

delivered

to

the

next

charterer

at

different
bunker prices, or quantities.
We

currently pay

commissions ranging

from

4.75% to

5.00% of

the

total

daily charter

hire rate

of

each
charter

to

unaffiliated

ship

brokers,

in-house

brokers

associated

with

the

charterers,

depending

on

the
number of brokers

involved with arranging the

charter. In

addition, we pay

a commission to

DWM and to
DSS for

those vessels

for which

they provide

commercial management services.

The commissions

paid
to

DSS

are

eliminated

from

our

consolidated

financial

statements

as

intercompany

transactions.

The
effect

of

bunker

prices

cannot

be

determined,

as

a

gain

or

loss

from

bunkers

results

mainly

from

the
difference in

the value

of bunkers

paid by

the Company

when the

vessel is

redelivered to

the Company
from the

charterer under

the vessel’s

previous time

charter agreement

and the

value of

bunkers sold

by
the Company when the vessel is delivered to a new charterer.
Vessel Operating Expenses
Vessel

operating

expenses

include

crew

wages

and

related

costs,

the

cost

of

insurance,

expenses
relating

to

repairs

and

maintenance,

the

cost

of

spares

and

consumable

stores,

tonnage

taxes,
environmental plan costs and

HSQ and vetting. Our

vessel operating expenses generally represent fixed
costs.

Vessel Depreciation

The

cost

of

our

vessels

is

depreciated

on

a

straight-line

basis

over

the

estimated

useful

life

of

each
vessel. Depreciation is based on the

cost of the vessel less

its estimated salvage value. We

estimate the
useful life of

our dry bulk

vessels to be

25 years from the

date of initial

delivery from the

shipyard, which
we believe

is common

in the

dry bulk

shipping industry.

Furthermore, we estimate

the salvage

values of
our

vessels

based

on

historical

average

prices

of

the

cost

of

the

light-weight

ton

of

vessels

being
scrapped.

General and Administrative Expenses
We

incur

general

and

administrative

expenses

which

include

our

onshore

related

expenses

such

as
payroll

expenses

of

employees,

executive

officers,

directors

and

consultants,

compensation

cost

of
restricted stock

awarded to

senior management

and non-executive

directors, traveling,

promotional and
other

expenses

of

the

public

company,

such

as

legal

and

professional

expenses

and

other

general
expenses. General

and administrative

expenses are

not affected

by the

size of

the fleet.

However,

they
are affected by the exchange rate of the Euro to US Dollars,

as about half of our administrative expenses
are in Euro.

Interest and Finance Costs
We incur interest expenses and financing costs in

connection with vessel-specific debt, senior unsecured
bond

and

finance

liabilities.

As

of

June

30,

2024

total

long-term

debt

amounted

to

$491.1

million

and
finance liabilities

amounted to

$128.7 million.

While our bond

and finance

liabilities have

a fixed

interest
rate, the loan agreements with our banks have a floating rate based on term SOFR plus a margin.

Inflation
Since

2022

there

have been

significant

global

inflationary pressures

which have

affected

our

operating
and drydocking costs.

Results of Operations
Six months ended June 30, 2024, compared to the six months ended

June 30, 2023
Time charter revenues.

Time charter revenues decreased by $26.4 million, or 19%, to $113.6 million for the

six

months

ended

June

30,

2024,

compared

to

$140.0

million

for

the

same

period

of

2023.

The
decrease

in time

charter revenues

was

due to

the

decreased average

time

charter rate

of

$15,078 per
vessel

per

day

that

the

Company

achieved

for

its

vessels

in

the

six

months

ended

June

30,

2024,
compared

to

$17,910 in

the

same

period of

2023, representing

a 16%

decrease. This

decrease,

which
was due

to the

weakened market conditions,

was also

attributed to

the decreased

operating days

in the
six months ended

June 30, 2024,

compared to the

same period last

year, resulting

from the

decrease in
the

size

of

the

fleet

compared

to

the

same

period

last

year.

Operating

days

for

the

six

months

ended
June 30, 2024, were 7,078 compared to 7,377 for the same period of 2023.
Voyage expenses.

Voyage expenses decreased by $1.0 million,

or 14%, to $6.4 million in the

six months
ended June

30, 2024,

as compared

to $7.4

in the

six months

ended June

30, 2023.

The decrease

was
mainly

due

to

commissions,

for

which

voyage

expenses

is

primarily

comprised

of

and

which

in

the

six
months

ended

June

30,

2024

decreased

by

17%

to

$5.8

million

compared

to

$7.0

million

in

the

six
months ended June 30, 2023, due to the decrease in revenues. This decrease was partly offset by a loss
on bunkers amounting to

$0.1 million compared to a

gain of $0.1 million in

the same period of

2023.

The
gain and

loss on

bunkers was mainly

due to

the difference

in the

price of bunkers

paid by

the Company
to

the

charterers

on

the

redelivery

of

the

vessels

from

the

charterers

under

the

previous

charter

party
agreements

and

the

price

of

bunkers

paid

by

charterers

to

the

Company

on

the

delivery

of

the

same
vessels to their charterers under new charter party agreements.
Vessel

operating

expenses.
Vessel

operating

expenses

decreased

by

$0.7

million,

or

2%,

to

$42.1
million in

the six

months ended

June 30,

2024, compared to

$42.8 million in

the six

months ended

June
30, 2023. The decrease in operating expenses is mainly attributable to the decrease in ownership days in the six months ended June 30,

2024 by 306 days, which was

due to the decrease in the

size of the fleet.
The decrease in

operating expenses was

partly offset

by increased costs,

mainly in stores,

supplies and
repairs and maintenance expenses. Total

daily operating expenses were $5,883 in the six

months ended
June 30, 2024, compared to $5,726 in the six months ended June

30, 2023.

Depreciation

and

amortization

of

deferred

charges.

Depreciation

and

amortization

of

deferred

charges
decreased by $4.6 million, or 17%, to

$22.1 million in the six

months ended

June 30,

2024, compared to
$26.7

million in

the

six

months

ended

June

30,

2023.

This

fluctuation was

attributed to

the

decreased
depreciation due

to the

decrease in

the size

of the fleet

and the

change in

the scrap rate

from $250 per

to
$400 per lightweight ton.

General and

administrative expenses
. General and

administrative expenses

increased by

$1.0 million,

or
6%, to

$16.7 million

in the

six months

ended June

30, 2024,

compared to

$15.7 million

in the

six months
ended June 30, 2023. The increase was

mainly due to the increased payroll

costs,

travelling expenses and
legal

fees.

A

further

increase

was

attributed

due

to

increased

cost

on

restricted

stock

resulting

from
increased number of vested shares.

Management fees to related

party.

Management fees to a related

party amounted to $0.7

million in the

six
months

ended

June

30,

2024,

compared to

$0.6

million in

the

six

months

ended

June

30,

2023. The
increase is attributable to the increased average number of vessels managed by DWM

Gain on sale

of vessels
. Gain on

sale of

vessels amounted to

$1.6 million in

the six

months ended June
30, 2024, which is attributed to the sale of vessel Artemis during the first quarter of

2024, as compared to
$5.0

million in

the

six months

ended June

30,

2023,

which is

attributed to

the

sale of

vessels

Aliki and
Melia during the first quarter of 2023.

Interest

expense

and

finance

costs.

Interest

and

finance

costs

decreased

by

$0.1

or

0%

to

$23.7
million in

the six

months ended

June 30,

2024, compared to

$23.8 million in

the six

months ended

June
30, 2023. The decrease is attributable to decreased lease interest expense and loan expenses during the six

months

ended

June

30,

2024

as

compared

to

the

same

period

in

2023.

This

decrease

was

partly
offset

by

increased

interest

expense

due

to

increased average

interest

rates,

also

offset

by

decreased
average long-term debt.
Interest and

other income
. Interest

and other

income increased

by $0.1

million, or

3%, to

$3.8 million in
the six

months ended

June 30,

2024, compared

to $3.7

million in

the six

months ended

June 30,

2023.
The increase is mainly attributable to the slightly increased average amount of time deposits.
Loss

on

extinguishment

of

debt
.

Loss

on

extinguishment

of

debt

decreased

by

$0.7

million,

to

nil

as
compared to $0.7 million in the six

months ended

June 30,

2023, which is attributable to the loss derived
from the refinancing

of our existing

debt during

the six months ended June 30, 2023.
Gain on derivative instruments.
Gain on derivative

instruments

amounted to $0.4 million in the

six months
ended

June

30,

2024,

which

is

attributable to

the

gain

from

the

interest rate

swap

with

DNB which

the
Company entered on July 6, 2023.
Gain/(loss) on

investments.
Loss on investments amounted to $1.8 million in the

six months

ended June
30, 2024,

compared to

a gain

of $0.8

million for

the same

period of

2023 which

mainly derives

from the
fair value measurement of the investment in OceanPal,

resulting in a loss of $1.4 million. A further loss of
$0.4 million attributed to

the equity securities that

the Company invested and

sold during the first

quarter
of 2024. In the six months ended June 30, 2023, gain on investments amounted $0.8 million, attributed to the gain that resulted from the distribution of

the investment in Series D preferred shares from the

sale of
vessel Melia to the Company’s common stockholders, being the difference between the fair value and the carrying value of the investment.
Gain on deconsolidation of subsidiary.
Gain on deconsolidation of subsidiary decreased

by $0.8 million,

to
nil

as

compared

to

$0.8

million

in

the

six

months

ended

June

30,

2023,

which

derived

from

the
deconsolidation

of

a

wholly

owned

subsidiary

of

our

Company,

named

Bergen

Ultra

LP,

on

April

28,
2023.

Loss

on

warrants.
Loss

on

warrants

amounted to

$6.8

million

in

the

six

months

ended

June

30,

2024,
which

is

mainly

attributable

from

the

remeasurement

of

warrant

liability

and

the

gain

or

loss

from

the
settlement of the warrants that were exercised in the

six months ended June 30, 2024.
Gain/(loss)

from

equity

method

investments.
Loss

from

equity

method

investments

amounted to

$0.2
million in the six months ended June

30, 2024, compared to a gain of $0.2

million six months ended June
30, 2023,

which is mainly attributed due to

the loss from the

investment in Windward. This decrease was
partially offset due to the gain from the investment in DWM and

Bergen Ultra.
B.

Liquidity and Capital Resources
Our short-term

liquidity requirements

include paying

operating expenses,

payment of

dividends, funding
working capital requirements, interest

and principal payments on

outstanding debt and the

equity portion
of our

newbuilding vessel

installments and

maintaining cash

reserves to

strengthen our

position against
adverse

fluctuations

in

operating

cash

flows.

Our

primary

sources

of

short-term

liquidity

are

cash
generated

from

operating

activities,

available

cash

balances

and

portions

from

debt

and

equity
financings.

Our

long-term

liquidity

requirements

are

funding

vessel

acquisitions

and

debt

repayment.

Sources

of
funding

for

our

long-term

liquidity

requirements

include

cash

flows

from

operations,

bank

borrowings,
issuance of debt and equity securities, and vessel sales
As

of

June

30,

2024,

and

December

31,

2023,

working

capital,

which

is

current

assets

minus

current
liabilities,

including

the

current

portion

of

long-term

debt,

amounted

to

$88.8

million

and

$97.1

million,
respectively.
Cash and

cash equivalents,

including restricted

cash, was

$120.0 million

on June

30, 2024,

and $121.6
million on December

31, 2023. Restricted cash

consists of the

minimum liquidity requirements under

our
loan

facilities.

As

of

June

30,

2024,

and

December

31,

2023,

restricted

cash,

current

and

non-current,
amounted to $19.5

million and $20.0 million,

respectively.

We consider highly liquid

investments such as
time

deposits

and

certificates

of

deposit

with

an

original

maturity

of

around

three

months

or

less

to

be
cash equivalents. Cash and cash equivalents are primarily

held in U.S. dollars.

Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $3.4 million, or 6%. In 2024, net cash provided by operating

activities

was

$49.2 million

compared

to

net

cash

provided

by

operating

activities

of
$52.6 million in the six months ended June

30, 2023. This decrease in cash from

operating activities was
mainly due to decreased revenues because of lower time charter rates that our vessels earned compared
to the

same period

last year.

This decrease

was partly

offset by

the sale

of the

equity securities

during
the first quarter of 2024.

Net Cash Provided by/(Used in) Investing Activities
Net

cash

used

in

investing

activities

was

$13.6 million

for

the

six

months

ended

June

30,

2024,

which
consists

of

$16.7

million

paid

for

vessel

acquisitions

and

improvements

due

to

new

regulations;

$12.5
million

of

proceeds

from

the

sale

of

vessel

Artemis

during

the

first

quarter

of

2024;

$26.7

million

paid
mainly

for

the

investment

in

Windward

consisting

of

advances

to

fund

the

construction

of

four

vessels
and working capital;

$2.8 million paid to

acquire property and

other assets and

$20.0 million of

proceeds
from time deposits that were placed prior year on time deposits with maturities of over three months.

Net cash provided by

investing activities was $5.9 million

for the six months

ended June 30, 2023, which
consists

of

$29.1

million

paid

for

vessel

acquisitions

and

improvements

due

to

new

regulations;

$18.6
million of

proceeds from the

sale of

vessels Aliki and

Melia during the

first quarter

of 2023; $25.2

million
proceeds

from

convertible loan

with

limited

partnership;

$0.5

million

paid

to

acquire

property and

other
assets;

$0.8

million

cash

divested

from

deconsolidation

and

$7.5

million

placed

on

time

deposits

with
maturities of over three months.
Net Cash Used in Financing Activities
Net

cash

used

in

financing

activities

was

$37.1

million

for

the

six

months

ended

June

30,

2024,

which
consists of $14.7 million proceeds from issuance of common stock; $30.5 million of indebtedness that we
repaid; and $2.9 million and $18.4 million of dividends paid on our Series B Preferred Stock and common stock, respectively.
Net

cash

used

in

financing

activities

was

$12.2

million

for

the

six

months

ended

June

30,

2023,

which
consists of $57.7 million net proceeds relating to the refinance of our loans;

$0.1 million paid for issuance
of

common

stock;

$49.4

million

of

indebtedness

that

we

repaid;

$2.9

million

and

$15.9

million

of
dividends paid on our Series B Preferred Stock and common stock, respectively; and $1.6 million paid for finance costs, associated with the refinancing of our loans.

Page
DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2024 (unaudited) and December

31, 2023

......

F-2
Unaudited

Consolidated

Statements

of

Comprehensive

income

for

the

six

months

ended
June 30, 2024 and 2023

................................

................................

................................

.........

F-3
Unaudited Consolidated Statements

of Stockholders' Equity

for the

six months

ended June
30, 2024 and 2023 ................................................................

................................

.................

F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended

June 30, 2024
and 2023

................................

................................

................................

................................

F-5
Notes to Unaudited Interim Consolidated Financial Statements

................................

.............

F-7

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
June 30, 2024 (unaudited) and December 31,

2023
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
June 30, 2024 December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents $
100,541
$
101,592
Time deposits (Note 2)
20,000
40,000
Accounts receivable, trade
7,278
5,870
Due from related parties (Note 4)
108
149
Inventories
4,715
5,056
Prepaid expenses and other assets
18,520
8,696
Investments in equity securities
-
20,729
Vessel held for sale
18,425
-
Fair value of derivatives
148
129
Total Current Assets
169,735
182,221
Fixed Assets:
Advances for vessels under construction (Note 6)
16,583
-
Vessels, net (Note 6)
851,898
900,192
Property and equipment, net (Note 7)
26,658
24,282
Total fixed assets
895,139
924,474
Other Noncurrent Assets
Restricted cash, non-current (Note 8)
19,500
20,000
Due from related parties, non-current (Note 4)
196
319
Equity method investments (Note 4)
42,209
15,769
Investments in related party (Note 5(a))
6,968
8,318
Other non-current assets
31
31
Deferred costs
14,721
15,278
Total Non-current Assets
978,764
984,189
Total Assets $
1,148,499
$
1,166,410
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt, net of deferred

financing costs (Note 8)
$
47,277
$
49,512
Current portion of finance liabilities, net of deferred

financing costs (Note 9)
9,398
9,221
Accounts payable
10,171
9,663
Due to related parties (Note 3)
219
759
Accrued liabilities
10,766
12,416
Deferred revenue
3,147
3,563
Total Current Liabilities
80,978
85,134
Non-current Liabilities
Long-term debt, net of current portion and deferred

financing costs (Note 8)
438,619
461,131
Finance liabilities, net of current portion and deferred

financing costs (Note 9)
118,193
122,908
Fair value of derivatives
226
568
Warrant liability (Note 11(e))
9,286
6,332
Other non-current liabilities
1,335
1,316
Total Noncurrent Liabilities
567,659
592,255
Commitments and contingencies (Note 10) - -
Stockholders' Equity
Preferred stock (Note 11)
26
26
Common stock, $
0.01

par value;
1,000,000,000

shares authorized and
125,089,231

and
113,065,725

issued and outstanding on June 30, 2024 and

December 31, 2023,
respectively (Note 11)
1,251
1,131
Additional paid in capital
1,134,104
1,101,425
Accumulated other comprehensive income
308
308
Accumulated deficit
(635,827)
(613,869)
Total Stockholders' Equity
499,862
489,021

Total Liabilities and Stockholders' Equity
$
1,148,499
$
1,166,410
The accompanying notes are an integral part of

these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME/(LOSS)
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2024 2023
REVENUES:
Time charter revenues $
113,648
$
140,021
OPERATING EXPENSES
Voyage expenses
6,413
7,364
Vessel operating expenses
42,133
42,763
Depreciation and amortization of deferred charges

22,106
26,661
General and administrative expenses
16,729
15,695
Management fees to a related party (Note 4(a))
666
647
Gain on sale of vessels (Note 6)
(1,572)
(4,995)
Other operating income
(389)
(189)
Operating income, total $
27,562
$
52,075
OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 12)
(23,650)
(23,845)
Interest and other income
3,776
3,746
Gain on derivative instruments (Note 8)
361
-
Loss on extinguishment of debt
-
(748)
Gain on deconsolidation of subsidiary
-
844
Gain/(loss) on investments (Note 5)
(1,751)
761
Loss on warrants (Note 11(e))
(6,773)
-
Gain/(loss) from equity method investments (Note 4)
(231)
244
Total other expenses, net $
(28,268)
$
(18,998)
Net comprehensive income/(loss) $
(706)
$
33,077
Dividends on series B preferred shares (Notes 11(b) and 13)
(2,884)
(2,884)
Net comprehensive income/(loss) attributable to common stockholders $
(3,590)
$
30,193
Earnings/(loss) per common share, basic

(Note 13)
$
(0.03)
$
0.31
Earnings/(loss) per common share, diluted

(Note 13)
$
(0.03)
$
0.30
Weighted average number of common shares outstanding, basic

(Note
13)
112,818,414
98,489,613
Weighted average number of common shares outstanding, diluted

(Note
13)
112,818,414
99,762,411
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
Preferred Stock

Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
# of
Shares
Par
Value
# of
Shares
Par
Value
# of
Shares
Par
Value # of Shares
Par
Value
Additional
Paid-in
Capital
Other
Comprehensive
Income
Accumulated
Deficit Total Equity
BALANCE, December
31, 2022
2,600,000
$
26
10,675
$
-
400
$
-
102,653,619
$
1,027
$
1,061,015
$
253
$
(574,993)
487,328
Net Income - - - - - - - - - -
33,077
33,077
Issuance of Common
Stock - - - - - -
2,033,613
20
7,713
- -
7,733
Issuance of Restricted
Stock and
Compensation Cost
(Note 8(g)) - - - - - -
1,750,000
18
4,808
- -
4,826
Dividends on Common
Stock - - - - - - - - - -
(31,931)
(31,931)
Dividends on Preferred
Stock (Note 8(b)) - - - - - - - - - -
(2,884)
(2,884)
Dividends in Kind - - - - - - - - - -
(10,761)
(10,761)
BALANCE, June 30,
2023
2,600,000
$
26
10,675
$
-
400
$
-
106,437,232
$
1,065
$
1,073,536
$
253
$
(587,492)
$
487,388
BALANCE, December
31, 2023
2,600,000
$
26
10,675
$
-
400
$
-
113,065,725
$
1,131
$
1,101,425
$
308
$
(613,869)
$
489,021
Net loss - - - - - - - - - -
(706)
(706)
Issuance of Common
Stock (Note 11(e)

- - - - - -
9,723,506
97
27,695
- -
27,792
Issuance of Restricted
Stock and
Compensation Cost
(Note 11(g)) - - - - - -
2,300,000
23
4,984
- -
5,007
Dividends on Common
Stock (Note 11(f)) - - - - - - - - - -
(18,368)
(18,368)
Dividends on Preferred
Stock (Note 11(b)) - - - - - - - - - -
(2,884)
(2,884)
BALANCE, June 30,
2024
2,600,000
$
26
10,675
$
-
400
$
-
125,089,231
$
1,251
$
1,134,104
$
308
$
(635,827)
$
499,862
The accompanying notes are an integral part of

these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the six months ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars)
2024 2023

Cash Flows from Operating Activities:

Net income/(loss) $
(706)
$
33,077
Adjustments

to

reconcile

net

income/(loss)

to

cash

provided

by

operating
activities
Depreciation and amortization of deferred charges
22,106
26,661
Amortization of debt issuance costs (Note 12)
1,253
1,293
Compensation cost on restricted stock (Note 11(g))
5,007
4,826
Gain on derivative instruments (Note 8)
(361)
-
Gain on sale of vessels (Notes 6)
(1,572)
(4,995)
(Gain)/loss on investments (Note 5)
1,751
(761)
Loss on extinguishment of debt
-
748
Gain on deconsolidation of subsidiary
-
(844)
(Gain)/loss from equity method investments (Note 4)
231
(244)
Loss on warrants (Note 11(e))
6,773
-
(Increase) / Decrease
Accounts receivable, trade
(1,408)
2,832
Due from related parties
164
35
Inventories
341
(95)
Prepaid expenses and other assets
(43)
(2,833)
Other non-current assets
-
(409)
Investments in equity securities
20,329
-
Increase / (Decrease)

Accounts payable, trade and other
508
(960)
Due to related parties
(540)
59
Accrued liabilities
(2,139)
(987)
Deferred revenue

(416)
(1,978)
Other non-current liabilities
19
77
Drydock cost
(2,114)
(2,947)
Net Cash Provided by Operating Activities $
49,183
$
52,555

Cash Flows from Investing Activities:

Payments for vessels under construction and vessel improvements (Note 6)
(16,702)
(29,125)
Proceeds from sale of vessels, net of expenses (Note 6)
12,504
18,603
Payments to acquire investments (Note 4)
(26,671)
-
Time deposits (Note 2)
20,000
(7,500)
Payments to acquire other assets
-
(216)
Cash divested from deconsolidation
-
(771)
Proceeds from convertible loan with limited partnership
-
25,189
Payments to acquire property, furniture and fixtures (Note 7)
(2,755)
(308)
Net Cash Provided by / (Used in) Investing Activities $
(13,624)
$
5,872

Cash Flows from Financing Activities:

Proceeds from issuance of long-term debt and finance liabilities
-
57,696
Proceeds from issuance of common stock, net of expenses (Note 11(e))
14,681
(76)
Payments of dividends, preferred stock (Note 11(b))
(2,884)
(2,884)
Payments of dividends, common stock (Note 11(f))
(18,368)
(15,965)
Payments of financing costs (Notes 8 and 9)
-
(1,656)
Repayments of long-term debt and finance liabilities (Notes 8 and 9)
(30,539)
(49,353)
Net Cash Used In Financing Activities $
(37,110)
$
(12,238)
Cash, Cash Equivalents and Restricted Cash, Period Increase/(Decrease)
(1,551)
46,189
Cash, Cash Equivalents and Restricted Cash, Beginning Balance
121,592
97,428
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
120,041
$
143,617
RECONCILIATION OF CASH, CASH EQUIVALENTS

AND RESTRICTED CASH
Cash and cash equivalents $
100,541
$
123,117
Restricted cash, non-current
19,500
20,500
Cash, Cash Equivalents and Restricted Cash, Total $
120,041
$
143,617

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets $
-
$
7,809
Stock issued in noncash financing activities (Note 11(e))
13,111
7,809
Non-cash investments acquired
-
10,000
Noncash dividend
-
10,761
Interest paid, net of amounts capitalised $
22,677
$
22,523
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.

Basis of Presentation and General Information and Recent Accounting
Pronouncements
The

accompanying

unaudited

interim

consolidated

financial

statements

include

the

accounts

of

Diana
Shipping Inc., or DSI and its

wholly owned subsidiaries (collectively,

the “Company”). DSI was formed on
March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February
2005,

the

Company’s

articles

of

incorporation

were

amended.

Under

the

amended

articles

of
incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of
Liberia to the Republic of the Marshall Islands.
The

accompanying

unaudited

interim

consolidated

financial

statements

have

been

prepared

in
accordance

with

U.S.

generally

accepted

accounting

principles,

or

U.S.

GAAP,

for

interim

financial
information.

Accordingly,

they

do

not

include

all

the

information

and

notes

required

by

U.S.

GAAP

for
complete

financial

statements.

These

unaudited

interim

consolidated

financial

statements

have

been
prepared on the

same basis and

should be read

in conjunction with

the financial statements

for the year
ended

December

31,

2023

included

in

the

Company’s

Annual

Report

on

Form

20-F

filed

with

the
Securities

and

Exchange

Commission

on

April

5,

2024

and,

in

the

opinion

of

management,

reflect

all
adjustments,

which

include

only

normal

recurring

adjustments

considered

necessary

for

a

fair
presentation

of

the

Company's

financial

position,

results

of

operations

and

cash

flows

for

the

periods
presented.

Operating

results

for

the

six

months

ended

June

30,

2024,

are

not

necessarily indicative

of
the results that might be expected for the fiscal year ending December

31, 2024.
The

consolidated

balance

sheet

as

of

December 31,

2023,

has

been

derived

from

the

audited
consolidated

financial

statements

as

of

that

date,

but

does

not

include

all

information

and

footnotes
required by U.S. GAAP for complete financial statements.
The Company

is engaged

in the

ocean transportation

of dry

bulk cargoes

worldwide mainly

through the
ownership

and

bareboat

charter

in

of

dry

bulk

carrier

vessels.

The

Company

operates

its

own

fleet
through

Diana

Shipping

Services

S.A.

(or

“DSS”),

a

wholly

owned

subsidiary

and

through

Diana
Wilhelmsen Management Limited, or DWM, a
50
% owned joint venture (Note 4(a)). The fees paid to DSS
are eliminated on consolidation.

2.

Short-Term

Investments
The

Company

places

time

deposits

with

maturities

exceeding

three

months.

As

of

June

30,

2024

and
December

31,

2023,

Time

deposits

amounted

to

$
20,000

and

$
40,000
,

respectively,

separately
presented

as

Time

deposits

in

the

accompanying

consolidated

balance

sheets.

During

the

six

months
ended June

30, 2024

and 2023,

the

Company placed

new time

deposits exceeding

three months

of
nil
and $
20,000
, respectively, and during the same periods, deposits of $
20,000

and $
12,500

matured.

3.

Transactions with related parties
a)

Altair

Travel

Agency

S.A.

(“Altair”):

The

Company

uses

the

services

of

an

affiliated

travel
agent, Altair,

which is controlled by

the Company’s CEO

Mrs. Semiramis Paliou.

Travel expenses for

the
six months ended June 30, 2024 and 2023

amounted to $
1,288

and $
1,311
, respectively,

and are mainly
included

in

vessel

operating

expenses

and

general

and

administrative

expenses

in

the

accompanying
unaudited

interim

consolidated

statements

of

comprehensive

income/(loss).

As

of

June

30,

2024

and
December

31,

2023,

an

amount

of

$
219

and

$
62
,

respectively,

was

due

to

Altair,

included

in

due

to
related parties in the accompanying consolidated balance sheets.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)

Steamship Shipbroking Enterprises Inc. or

Steamship:

Steamship is a company controlled by
our CEO

Mrs. Semiramis

Paliou.

Steamship provides

brokerage services

to DSI

for a

fixed monthly

fee
plus

commissions

on

the

sale

and

purchase

of

vessels,

pursuant

to

a

Brokerage

Services

Agreement
dated February 23,

2024. For the

six months ended

June 30, 2024

and 2023,

brokerage fees amounted
to

$
1,950

and

$
1,950
,

respectively,

included

in

general

and

administrative

expenses

in

the
accompanying

unaudited

interim

consolidated

statements

of

comprehensive

income/(loss).

For

the

six
months ended

June 30, 2024

and 2023, the

Company also

paid commissions on

the sale

and purchase
of vessels which amounted

to $
195

and $
226
, respectively,

included in the gain

on sale of vessels

in the
accompanying

unaudited

interim

consolidated

statements

of

comprehensive

income/(loss).

As

of

June
30,

2024

and

December

31,

2023,

an

amount

of

$
0

and

$
697
,

respectively,

was

due

to

Steamship,
included in due to related parties in the accompanying consolidated balance sheets.

4.

Equity Method Investments
a)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI, and

Wilhelmsen Ship Management

Holding AS, an
unaffiliated

third

party,

each

holding
50
%

of

DWM.

As

of

June

30,

2024

and

December

31,

2023,

the
investment

in

DWM

amounted

to

$
743

and

$
734

and

is

included

in

equity

method

investments

in

the
accompanying

consolidated

balance

sheets.

For

the

six

months

ended

June

30,

2024

and

2023,

the
investment

in

DWM

resulted

in

a

gain

of

$
8

and

$
202
,

respectively,

included

in

gain/(loss)

from

equity
method

investments in

the

accompanying

unaudited interim

consolidated statements

of

comprehensive
income/(loss).
DWM

provides

commercial

and

technical

management

to

six

of

the

Company’s

vessels

for

a

fixed
monthly fee and

a percentage of

their gross revenues.

Management fees for

the six months

ended June
30,

2024

and

2023

amounted

to

$
666

and

$
647
,

respectively,

and

are

separately

presented

as
management

fees

to

related

party

in

the

accompanying

unaudited

interim

consolidated

statements

of
comprehensive

income/(loss).

Commissions

during

the

six

months

ended

June

30,

2024

and

2023
amounted to

$
185

and

$
194
,

respectively,

and are

included in

voyage expenses,

in

the

accompanying
unaudited

interim

consolidated

statements

of

comprehensive

income/(loss).

As

of

June

30,

2024

and
December 31,

2023, there

was an

amount of

$
9

and $
25
, respectively,

due from

DWM included

in due
from related parties in the accompanying consolidated balance sheets.

b)

Bergen

Ultra

LP,

or

Bergen:

Bergen

is

a

limited

partnership

which

was

established

for

the
purpose

of

acquiring,

owning,

chartering

and/or

operating

a

vessel

and

in

which

the

Company

has
partnership

interests

of
25
%.

For

the

six

months

ended

June

30,

2024

and

2023,

the

investment

in
Bergen resulted in gain of $
195

and $
42
, respectively and is included in

gain/(loss) on investments in the
accompanying

unaudited

interim

consolidated

statements

of

comprehensive

income/(loss).

As

of

June
30,

2024

and

December

31,

2023,

the

investment

in

Bergen

amounted

to

$
4,895

and

$
4,700
,
respectively,

and

is

included

in

equity

method

investments

in

the

accompanying

consolidated

balance
sheets.

The

Company

has

an

administrative

agreement

with

Bergen

under

which

it

provides

administrative
services

and

a

commission

agreement

under

which

it

guarantees

Bergen’s

loan

and

receives

a
commission of
0.8
% per annum on

the outstanding balance of

the loan, paid quarterly

(Note 10). For

the
six months ended June 30, 2024

and 2023, income from management fees from Bergen

amounted to $
8
and $
3
, respectively, included in time charter revenues and income from the commission paid on the loan guarantee

amounted

to

$
17

and

$
22
,

respectively,

included

in

interest

and

other

income

in

the

2024
accompanying unaudited interim consolidated statement of

comprehensive income/(loss).

As of June 30,

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

2024, and

December 31,

2023, there

was an

amount of

$
295

and $
443
, respectively,

due from

Bergen
included in due from related parties, current and non-current.
c)

Windward

Offshore

GmbH,

or

Windward:

On

November

7,

2023,

the

Company

through

its
wholly owned subsidiary Diana

Energize Inc., or

Diana Energize, entered into

a joint venture

agreement,
with
two

unrelated

companies

to

form

Windward

Offshore

GmbH

&

Co.

KG

or

Windward,

based

in
Germany, for

the purpose of establishing and operating an

offshore wind vessel company with the aim

of
becoming a leading provider

of service vessels to

the growing offshore

wind industry and acquire certain
vessels. Diana Energize agreed to

contribute
50,000,000

Euro, being
45.87
% of the

limited partnership’s
capital

and

as

of

June

30,

2024

and

December

31,

2023,

the

investment

amounted

to

$
36,231

and
$
10,063
, respectively, mainly

consisting of advances to fund the construction of
four

vessels and working
capital. For

the six

months ended

June 30,

2024, the

investment in

Windward resulted in

a loss

of $
434
and

is

included

in

gain/(loss)

from

equity

method

investments

in

the

six

months

ended

June

30,

2024
accompanying unaudited interim consolidated statement of comprehensive income/(loss).
d)

Cohen

Global

Maritime

Inc.,

or

Cohen:

On

September

12,

2023,

the

Company

through

its
wholly

owned

subsidiary

Cebu

Shipping

Company

Inc.,

or

Cebu,

acquired
24
%

of

Cohen,

a

company
organized in the Republic of the Philippines for the purpose of engaging in the manning agency business.
As

of

June

30,

2024

and

December

31,

2023,

the

Company’s

investment in

Cohen

amounted to

$
340
and $
272
, respectively,

consisting of

set up

costs and

advances paid

to acquire

the license

required to
engage in the manning agency business.

5.

Investments in related parties and other
a)

OceanPal Inc., or

OceanPal:

As of June

30, 2024 and

December 31, 2023,

the Company is

the
holder

of
500,000

Series

B

Preferred

Shares

and
207

Series

C

Convertible

Preferred

Shares

of
OceanPal and
3,649,474

common shares, being
49
% of OceanPal’s common stock.

Series

B

preferred

shares

entitle

the

holder

to
2,000

votes

on

all

matters

submitted

to

vote

of

the
stockholders of the

Company,

provided however,

that the total

number of votes

shall not exceed
34
% of
the

total

number

of

votes,

provided

further,

that

the

total

number

of

votes

entitled

to

vote,

including
common stock or any

other voting security,

would not exceed
49
% of the total

number of votes. Series B
Preferred Shares have no dividend or distribution rights.
Series

C

preferred

shares

do

not

have

voting

rights

unless

related

to

amendments

of

the

Articles

of
Incorporation that adversely alter

the preference, powers or

rights of the

Series C Preferred

Shares or to
issue

Parity

Stock

or

create

or

issue

Senior

Stock.

Series

C

preferred

shares

have

a

liquidation
preference equal to

the stated value

of $
1,000

and are convertible

into common stock

at the Company’s
option commencing upon the

first anniversary of the

issue date, at a

conversion price equal to

the lesser
of

$
6.5

and

the
10
-trading

day

trailing

VWAP

of

OceanPal’s

common

shares,

subject

to

adjustments.
Dividends on

each share

of Series

C Preferred

Shares are

cumulative and

accrue at

the rate

of
8
% per
annum. Dividends are payable in cash or, at OceanPal’s election, in kind.
As

of

June

30,

2024

and

December

31,

2023,

the

Company’s

investment

in

the

common

stock

of
OceanPal

amounted

to

$
6,788

and

$
8,138
,

respectively,

being

the

fair

value

of

OceanPal’s

common
shares

on

that

date,

determined

through

Level

1

inputs

of

the

fair

value

hierarchy,

and

the

Company
recorded

an

unrealized

loss

on

investment

of

$
1,351
,

included

in

gain/(loss)

on

investments,

in

the
accompanying unaudited interim consolidated statements of comprehensive income/(loss).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As

of

June

30,

2024

and December

31,

2023, the

Company’s

investment in

Series

B

preferred shares
and

Series

C

preferred

shares,

amounted

to

$
180

and

$
180
,

respectively,

included

in

investments

in
related parties in the accompanying consolidated balance sheets.

For

the

six

months

ended

June

30,

2024

and

2023,

dividend

income

from

the

Series

C

and

Series

D
OceanPal preferred shares amounted to $
8

and $
567
, respectively, included in

interest and other income
in the accompanying unaudited interim consolidated statements of comprehensive income/(loss).
b)

Investment

in

equity

securities:

During

the

first

quarter

of

2024,

the

Company

invested

an
additional amount of $
6,561

in equity securities of an

entity listed in the NYSE which as

of December 31,
2023 had a fair value of $
20,729
. The Company sold all securities during the first quarter resulting in loss
of

$
400

included

in

gain/(loss)

on

investments

in

the

accompanying

unaudited

interim

consolidated
statements of comprehensive income/(loss).

6.

Advances for vessels under construction and Vessels, net
It

is

in

the

Company’s

normal

course

of

business

from

time

to

time

to

acquire

and

sell

vessels.
Accordingly, for the six months ended June 30, 2024, the Company entered into the below transactions.
Vessels under construction
On

February 8,

2024, the

Company signed

an agreement

to

order through

Marubeni Corporation

or

its
guaranteed

nominee,

an

unaffiliated

third

party,
two

81,200

dwt

methanol

dual

fuel

new-building
Kamsarmax dry bulk vessels,

for a purchase price

of $
46,000

each, built at Tsuneishi

Group (Zhoushan)
Shipbuilding Inc., China. The vessels

are expected to be delivered to

the Company by the second

half of
2027 and the first half of 2028 respectively. On February 15, 2024, the Company paid the first instalment, which

amounted

to

$
8,050

for

each

vessel,

representing
17.5
%

of

the

contract

price.

As

of

June

30,
2024,

advances

for

vessels

under

construction

amounted

to

$
16,583
,

including

$
472

of

capitalized
interest.
Vessel Disposals
On January 19,

2024, the Company,

through a wholly

owned subsidiary,

entered into an

agreement with
an unrelated third party to sell the vessel Artemis for the sale price of $
12,990
, resulted in gain amounting
to $
1,572
. The vessel was delivered to the new owners on March 5, 2024.
On February 22, 2024, the Company, through a wholly owned subsidiary,

entered into an agreement with
an unrelated third party to sell the vessel Houston for the sale price of $
23,300
. The vessel was delivered
to the new owners on September 4, 2024 (Note 15).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

The

amount

reflected

in Vessels,

net

in

the

accompanying consolidated

balance sheets

is analyzed

as
follows:

Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2023 $
1,114,247
$
(214,055)
$
900,192
- Additions for vessel improvements
118
-
118
- Vessel disposals
(20,993)
10,266
(10,727)
- Depreciation for the period
-
(19,260)
(19,260)
- Vessel held for sale
(25,008)
6,583
(18,425)
Balance, June 30, 2024 $
1,068,364
$
(216,466)
$
851,898
7.

Property and Equipment, net
The Company owns the land and building of its principal corporate offices in Athens, Greece and a plot of a land. During the first quarter of 2024, the Company acquired from unaffiliated third parties a plot of land
for the purchase price of Euro
310,000

and another plot of land for the purchase price of Euro
1,300,000
.
Other

assets

consist

of

office

furniture

and

equipment,

computer

software

and

hardware

and

vehicles.
The amount reflected in “Property and equipment, net” is analyzed as follows:

Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2023 $
30,942
$
(6,660)
$
24,282
- Additions in property and equipment
2,755
-
2,755
- Depreciation for the period -
(379)
(379)
Balance, June 30, 2024 $
33,697
$
(7,039)
$
26,658
8.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
follows:

2024 2023
Senior unsecured bond
119,100
119,100
Secured long-term debt
371,966
397,857
Total long-term

debt
$
491,066
$
516,957
Less: Deferred financing costs

(5,170)
(6,314)
Long-term debt, net of deferred financing costs $
485,896
$
510,643
Less: Current long-term debt, net of deferred financing

costs,
current
(47,277)
(49,512)
Long-term debt, excluding current maturities $
438,619
$
461,131

Senior Unsecured Bond
:

On
June 22, 2021
, the

Company issued a

$
125,000

senior unsecured bond

maturing in

June 2026. The
bond ranks ahead of subordinated capital and ranks the

same with all other senior unsecured obligations
of

the

Company

other

than

obligations

which

are

mandatorily

preferred

by

law.

Entities

affiliated

with

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

executive officers

and directors of

the Company purchased

an aggregate of

$
21,000

principal amount of
the

bond.

The

bond

bears

interest

at

a

US

Dollar

fixed-rate

coupon

of
8.375
%

and

is

payable

semi-
annually in

arrears in

June and

December of

each year.

The bond

is callable

in whole

or in

part in

June
2024

at

a

price

equal

to
103.35
%

of

nominal

value;

between

June

2025

to

December

2025

at

a

price
equal to
101.675
% of nominal value and after December 2025 at a price equal to
100
% of nominal value.
On

June

29,

2023, the

Company

repurchased $
5,900

nominal value

of

the

bond

for

$
5,851
.

The

bond
includes

financial

and

other

covenants

and

is

trading

at

Oslo

Stock

Exchange under

the

ticker

symbol
“DIASH02”.

In June 2024, the

Company agreed to refinance the

bond with a new

issue in the amount

of $
150

million
maturing in 2029 at a fixed rate coupon of
8.75
% (Note 15).
Secured Term Loans:
Under

the

secured term

loans

outstanding as

of June

30,

2024,
32

vessels of

the

Company’s

fleet

are
mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
673,431
.

Additional

securities

required

by

the

banks

include

first

priority

assignment

of

all

earnings,
insurances,

first

assignment

of

time

charter

contracts

that

exceed

a

certain

period,

pledge

over

the
shares

of

the

borrowers,

manager’s

undertaking

and

subordination

and

requisition

compensation

and
either

a

corporate

guarantee

by

DSI

(the

“Guarantor”)

or

a

guarantee

by

the

ship

owning

companies
(where applicable), financial covenants, as well as operating account assignments. The lenders may also require

additional

security

in

the

future

in

the

event

the

borrowers

breach

certain

covenants

under

the
loan

agreements.

The

secured

term

loans

generally

include

restrictions

as

to

changes

in

management
and ownership

of the

vessels, additional

indebtedness, as

well as

minimum requirements

regarding hull
cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor,

maintained in the
bank accounts of the borrowers, or the Guarantor.

As

of

June

30,

2024

and

December

31,

2023

minimum

cash

deposits required

to

be

maintained

at

all
times

under

the

Company’s

loan

facilities,

amounted

to

$
19,500

and

$
20,000
,

respectively

and

are
included in

restricted cash,

non-current in

the accompanying

consolidated balance

sheets. Furthermore,
the secured term loans

contain cross default provisions and

additionally the Company is

not permitted to
pay any dividends following the occurrence of an event of default.
As of June 30, 2024, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:
Nordea Bank

AB, London

Branch (“Nordea”):

On September

30, 2022,

the

Company entered

into a
$
200

million loan

agreement to

finance the

acquisition price

of
9

Ultramax vessels.

The Company

drew
down $
197,236

under the loan,

in tranches for

each vessel on

their delivery to

the Company but

prepaid
$
21,937

in

December

2022

due

to

a

vessel

sale

and

leaseback

transaction.

The

loan

is

repayable

in
equal
quarterly

instalments

of

an

aggregate

amount

of

$
3,719
,

and

a

balloon

of

$
100,912

payable
together

with

the

last

instalment

on
October 11, 2027
.

The

loan

bears

interest

at

term

SOFR

plus

a
margin of
2.25
%.

On June 27, 2023, the Company drew down $
22,500

to refinance the balance of a previous loan with the
bank.

The

loan

is

repayable

in
twenty

equal
quarterly

instalments of

$
1,125

and

bears

interest at

term
SOFR plus a margin of
2.25
%. The loan matures on
June 27, 2028
.
Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal
quarterly

instalments

of

$
954
,

each,

until

its

maturity

on

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

January 4, 2032

and bears interest at term SOFR plus a margin of
2.45
%.
DNB

Bank

ASA

or

DNB:

On

June

26,

2023,

the

Company

entered

into

a

$
100,000

loan

agreement
which was

drawn

on June

27,

2023, to

refinance the

outstanding balance

of

the

ABN loans

mentioned
above

and

for

working

capital

purposes.

The

loan

is

repayable

in
26

equal
quarterly

instalments

of
$
3,846

until
December 27, 2029
, and

bears term

SOFR plus

a margin

of
2.2
%, subject

to sustainability
margin adjustment.

Additionally,

the loan

is subject

to a

margin reset,

according to

which the

borrowers
and the lenders

will enter into

discussions to agree

on a new

margin. Unless the

parties agree on

a new
margin, the loan

will be mandatorily

repayable on June

27, 2027. As

part of the

loan agreement, on

July
6,

2023,

the

Company

entered

into

an

interest

rate

swap

with

DNB

for

a

notional

amount

of

$
30,000
,
being
30
%

of

the

loan

amount

and

quarterly

amortization

of

$
1,154
.

Under

the

interest

rate

swap,

the
Company pays a

fixed rate of
4.268
% and receives

floating under term SOFR,

has a trade

date on June
27,

2023,

and

termination

date

on

December

27,

2029,

and

also

has

a

mandatory

break

on

June

27,
2027,

the

margin

reset

date

of

the

loan,

according

to

which

the

swap

will

be

terminated

if

the

loan

is
prepaid. As of

June 30, 2024

and December 31,

2023, the fair

value of the

interest rate swap

amounted
to

$
78

and

$
439
,

respectively,

and

is separately

presented in

current assets

and non-current

liabilities.
For

the

six

months

ended

June

30,

2024,

gain

from

the

interest

rate

swap

amounted

to

$
361

and

is
separately

presented

as

gain

on

derivative

instruments

in

the

2024

accompanying

unaudited

interim
consolidated statement of comprehensive income/(loss).
Danish Ship

Finance A/S

or Danish:

On April

12,

2023, the

Company signed

a term

loan facility

with
Danish, for

$
100,000

to refinance

the outstanding

balance of

the Company’s

loans with

DNB Bank

ASA
and

BNP,

mentioned

above

and

working

capital.

On

April

18

and

19,

2023,

the

Company

drew

down
$
100,000

which

is

repayable

in
twenty

equal

consecutive
quarterly

instalments

of

$
3,301

each

and

a
balloon of $
33,972

payable together with the last instalment

on April 19, 2028, and

bears interest at term
SOFR plus a margin of
2.2
%.

As

of

June

30,

2024

and

December

31,

2023,

the

Company

was

in

compliance

with

all

of

its

loan
covenants.
As of

June 30,

2024, the

maturities of

the Company’s

bond and

debt facilities

throughout their

term, are
shown

in

the

table

below

and

have

been

adjusted

to

take

into

account the

refinancing

of

the
two

loan
agreements

with

Nordea

with

a

new

loan

agreement

(Note

15(d))

and

the

issuance

of

the

new

Bond
(Note 15(b)). The table below does not include related debt issuance costs.

Period Principal Repayment
Year 1 $
49,487
Year 2
50,221
Year 3
50,221
Year 4
84,193
Year 5
156,116
Year 6 and

thereafter
100,828
Total $
491,066
9.

Finance Liabilities
The amount

of finance

liabilities shown

in the

accompanying consolidated

balance sheet

is analyzed

as
follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

June 30, 2024 December 31, 2023
Finance liabilities
128,690
133,337
Less: Deferred financing costs

(1,099)
(1,208)
Finance liabilities, net of deferred financing costs $
127,591
$
132,129
Less: Current finance liabilities, net of deferred financing costs,
current
(9,398)
(9,221)
Finance liabilities, excluding current maturities $
118,193
$
122,908
On March

29,

2022, the

Company sold
Florida

to an

unrelated third

party for

$
50,000

and leased

back
the vessel

under a

bareboat agreement,

for a

period of
ten years
, under

which the

Company pays

hire,
monthly in

advance. Under

the bareboat

charter,

the Company

has the

option to

repurchase the

vessel
after

the

end of

the third

year

of the

charter period,

or each

year thereafter,

until the

termination of

the
lease, at specific prices, subject to

irrevocable and written notice to the

owner. If

not repurchased earlier,
the Company

has the

obligation to

repurchase the

vessel for

$
16,350
, on

the expiration

of the

lease on
the tenth year.

On August 17, 2022, the

Company entered into
two

sale and leaseback agreements with two

unaffiliated
Japanese

third

parties

for
New

Orleans

and
Santa

Barbara,
for

an

aggregate

amount

of

$
66,400
.

The
vessels were delivered

to their buyers

on September 8,

2022 and September 12,

2022, respectively and
the Company

chartered in

both vessels

under bareboat

charter parties for

a period

of
eight years
, each,
and has purchase options beginning at the end of the

third year of each vessel's bareboat charter period,
or

each

year

thereafter,

until

the

termination

of

the

lease,

at

specific

prices,

subject

to

irrevocable

and
written notice to the

owner.

If not repurchased earlier,

the Company has the

obligation to repurchase the
vessels for $
13,000
, each, on the expiration of each lease on the eighth year.
On

December

6,

2022,

the

Company

sold
DSI

Andromeda

to

an

unrelated third

party

for

$
29,850

and
leased back the vessel under a bareboat agreement, for a period of ten years
, under which the Company
pays hire,

monthly in

advance. Under

the

bareboat charter,

the

Company has

the option

to repurchase
the

vessel

after

the

end

of

the

third

year

of

the

charter

period,

or

each

year

thereafter,

until

the
termination

of the

lease, at

specific prices,

subject to

irrevocable and

written notice

to

the

owner.

If not
repurchased

earlier,

the

Company

has

the

obligation

to

repurchase

the

vessel

for

$
8,050
,

on

the
expiration of the lease on the tenth year.
Under the bareboat charter parties, the Company is responsible for the operation and maintenance of the vessels and the

owner of the

vessels shall not

retain any control,

possession, or command of

the vessel
during the charter period.
The

Company

determined that,

under

ACS

842-40

Sale

and

Leaseback

Transactions,

the

transactions
are

failed

sales

and

consequently the

assets

were

not

derecognized from

the

financial

statements

and
the proceeds from the

sale of the vessels

were accounted for as financial

liabilities. As of June

30, 2024,
the weighted average remaining

lease term of

the above lease

agreements was
7.20

years, the average
interest

rate

was
4.83
%

and

the

sublease

income

during

the

six

months

ended

June

30,

2024

was
$
14,678
, included in time charter revenues.
As of

June 30,

2024, and

throughout the

term of

the leases,

the Company

has annual

finance liabilities
as shown in the table below:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period Principal Repayment
Year 1 $
9,606
Year 2
10,012
Year 3
10,438
Year 4
10,916
Year 5
11,358
Year 6 and

thereafter
76,360
Total $
128,690
10.

Commitments and Contingencies
a)

Various

claims, suits,

and complaints,

including those

involving government

regulations and

product
liability,

arise

in

the

ordinary

course

of

the

shipping

business.

In

addition,

losses

may

arise

from
disputes with

charterers, agents, insurance

and other

claims with

suppliers relating to

the operations
of

the

Company’s

vessels.

The

Company

accrues for

the

cost

of

environmental and

other

liabilities
when management becomes

aware that

a liability is

probable and is

able to

reasonably estimate the
probable exposure.

The Company’s

vessels are

covered for

pollution in

the amount

of $
1

billion per
vessel per incident, by the P&I Association in which the Company’s vessels are entered.

b)

Pursuant

to

the

sale

and

lease

back

agreements

signed

between

the

Company

and

its
counterparties,

the

Company

has

purchase

obligations

to

repurchase

the

vessels
Florida,

Santa
Barbara, New

Orleans
and

DSI Andromeda
upon expiration

of their

lease contracts,

as described

in
Note 9.
c)

On March

30, 2023,

the Company

entered into

a

corporate guarantee

with Nordea

under which

the
Company

guarantees

the

performance

by

Bergen

of

all

of

its

obligations

under

the

loan

until

the
maturity of the

loan on March 30,

2028 (Note 4 (b)).

The Company considers the

likelihood of having
to make any

payments under the

guarantee to be

remote, as the

loan is also

secured by an

account
pledge

by

Bergen,

first

preferred

mortgage

on

the

vessel,

a

first

priority

general

assignment

of

the
earnings,

insurances

and

requisition

compensation

of

the

vessel,

a

charter

party

assignment,

a
partnership interests

security deed,

and a

manager’s undertaking. Accordingly,

as of

June 30,

2024,
the Company did not record a provision for losses under the guarantee of Bergen’s loan amounting to
$
14,155

on that date.
d)

As

of

June

30,

2024,

the

Company

had

total

obligations

under

shipbuilding

contracts

amounting

to
$
75,900

(Note 6).
e)

As of June

30, 2024, the

Company’s vessels,

owned and chartered-in,

were fixed under

time charter
agreements, considered operating

leases. The minimum

contractual gross charter

revenue expected
to

be

generated from

fixed

and

non-cancelable time

charter

contracts

existing

as

of

June

30,

2024
and until their expiration was as follows:

Period Amount
Year 1 $
125,272
Year 2
21,070
Year 3
5,491

Total
$
151,833

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11.

Capital Stock and Changes in Capital Accounts
a)

Preferred

stock
:

As

of

June

30,

2024,

and

December

31,

2023,

the

Company’s

authorized
preferred stock

consists of
50,000,000

shares, respectively

(all

in

registered form),

par

value

$
0.01

per
share, of

which
1,000,000

shares are

designated as

Series A

Participating Preferred

Shares,
5,000,000
shares

are

designated

as

Series

B

Preferred

Shares,
10,675

shares

are

designated

as

Series

C
Preferred Shares and
400

shares are designated as Series D Preferred Shares. As of June 30, 2024 and
December

31,

2023,

the

Company

had
zero

Series

A

Participating

Preferred

Shares

issued

and
outstanding.
b)

Series

B

Preferred

Stock:

As

of

June

30,

2024,

and

December

31,

2023,

the

Company

had
2,600,000

Series B

Preferred Shares

issued and

outstanding with

par value

$
0.01

per share,

at $
25.00
per share and with liquidation preference at $
25.00

per share.
Holders of Series B Preferred Shares have
no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights.

Also, holders

of Series

B Preferred

Shares rank

prior to

the holders

of common
shares with respect to

dividends, distributions and payments upon

liquidation and are subordinated to

all
of the existing and future indebtedness.
Dividends

on

the

Series

B

Preferred

Shares

are

cumulative

from

the

date

of

original

issue

and

are
payable on the

15th day of

January,

April, July and

October of

each year at

the dividend rate

of
8.875
%
per

annum,

or

$
2.21875

per

share

per

annum.

For

the

six

months

ended

June

30,

2024

and

2023,
dividends

on

Series

B

Preferred Shares

amounted to

$
2,884

and

$
2,884
,

respectively.

Since

February
14, 2019, the

Company may redeem,

in whole or

in part, the

Series B Preferred

Shares at a

redemption
price of

$
25.00

per share

plus an

amount equal

to all

accumulated and

unpaid dividends

thereon to

the
date of redemption, whether or not declared.

c)

Series

C

Preferred

Stock
:

As

of

June

30,

2024,

and

December

31,

2023,

the

Company

had
10,675

shares

of

Series

C

Preferred

Stock,

issued

and

outstanding,

with

par

value

$
0.01

per

share,
owned by an affiliate

of its Chief Executive Officer,

Mrs. Semiramis Paliou.
The Series C Preferred Stock
votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.

The Series C Preferred Stock has
no dividend or liquidation

rights and cannot be

transferred without the consent

of the Company except to
the holder’s affiliates and immediate family members.
d)

Series D Preferred Stock
: As of June

30, 2024, and December 31,

2023, the Company had
400
shares of Series D Preferred Stock, issued and outstanding, with par value $
0.01

per share, owned by an
affiliate

of

its

Chief

Executive

Officer,

Mrs.

Semiramis

Paliou.

The

Series

D

Preferred

Stock

is

not
redeemable

and

has
no

dividend

or

liquidation

rights.
The Series D Preferred Stock vote with the
common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 200,000 votes,

on

all matters

submitted to

a vote

of the

stockholders of

the

Company,
provided however, that,

notwithstanding any other provision of the

Series D Preferred Stock statement of
designation, to the extent that

the total number of votes

one or more holders

of Series D Preferred Stock
is

entitled

to

vote

(including

any

voting

power

of

such

holders

derived

from

Series

D

Preferred

Stock,
shares of

Common Stock

or any

other voting

security of

the Company

issued and

outstanding as

of the
date hereof or

that may be

issued in the

future) on any

matter submitted to

a vote of

stockholders of the
Company would

exceed
36.0
% of

the total

number of

votes eligible

to be

cast on

such matter,

the total
number

of

votes

that

holders

of

Series

D

Preferred

Stock

may

exercise

derived

from

the

Series

D
Preferred

Stock

together

with

Common

Shares

and

any

other

voting

securities

of

the

Company

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

beneficially owned by such holder,

shall be reduced to
36
% of the total number of votes that

may be cast
on such matter submitted to a vote of stockholders.
e)

Issuance

of Common

Shares:
On

January 30,

2023, the

Company issued
2,033,613

common
shares, at

$
3.84
, to

Sea Trade

upon exercise

by Sea

Trade

of a

warrant it

held for

the acquisition

of a
vessel. The

Company did
no
t receive any

proceeds from the

exercise of the

warrants by Sea

Trade and
the exercise price

of the shares

issued was included

in the price

of the vessels

acquired.
During the first
half

of

2024,

the

Company

issued

9,723,506

common

shares,

having

a

value

of

$
27,792
,

net

of
expenses, or $
2.86

per share, upon the exercise of
6,321,891

warrants issued in 2023 and distributed as
dividend,

on

December

14,

2023,

to

the

Company’s

shareholders.

The

Company received

$
14,681

of
proceeds, net of fees, from the exercise of the warrants.

If all warrants were exercised as of June 30, 2024, the Company would have issued
35,434,896

common
shares with

a fair

value of

$
101,327

and would

have received

$
90,452

of gross

proceeds. The warrants
were

measured

on

the

date

of

distribution

at

fair

value,

determined

through

level

1

account

hierarchy,
being the

opening price of

the warrants

on the

NYSE on

the date

of distribution as

they are

listed under
the

ticker

DSX_W.

As of

June 30,

2024

and December

31,

2023, the

warrant liability,

measured at

fair
value,

amounted to

$
9,286

and $
6,332
,

respectively.

During the

six months

ended June

30,

2024, loss
from

warrants

amounted to

$
6,773

and

is

separately presented

in

the

2024

consolidated statement

of
comprehensive income/(loss).
f)

Dividend

on

Common

Stock:
On

March

12,

2024,

the

Company

paid

a

cash

dividend

on

its
common stock

of $
0.075

per share,

or $
8,989

to shareholders

of record

as of

March 5,

2024. On

June
18,

2024,

the

Company

paid

a

cash

dividend

on

its

common

stock

of

$
0.075

per

share,

or

$
9,379
,

to
shareholders of record as of June 12, 2024.
g)

Incentive

Plan:
As

of

June

30,

2024,
11,144,759

shares

remained

reserved

for

issuance
according to the Company’s incentive plan.
Restricted stock for the six months ended June 30, 2024 and 2023 is analyzed as follows:

Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2022
7,866,589
$
3.07
Granted
1,750,000

4.54
Vested
(2,822,753)

3.05
Outstanding as of June 30, 2023
6,793,836
$
3.45
Outstanding as of December 31, 2023
6,793,836
$
3.45
Granted
2,300,000
2.96
Vested
(2,996,334)
3.38
Outstanding as of June 30, 2024
6,097,502
$
3.30

The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The
aggregate compensation

cost

is

recognized ratably

in

the

consolidated statement

of

income/(loss) over
the

respective vesting

periods.

For

the

six

months

ended

June

30,

2024

and

2023,

compensation cost
amounted to $
5,007

and $
4,826
, respectively,

and is included

in general and

administrative expenses in
the accompanying unaudited interim consolidated statements of comprehensive income/(loss).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

As

of

June

30,

2024

and

December

31,

2023,

the

total

unrecognized

cost

relating

to

restricted

share
awards was

$
16,679

and $
14,880
, respectively.

As of

June 30,

2024, the

weighted-average period

over
which

the

total

compensation

cost

related

to

non-vested

awards

not

yet

recognized

is

expected

to

be
recognized is
1.93

years.
12.

Interest and Finance Costs
The

amounts

in

the

accompanying

consolidated

statements

of

comprehensive

income/(loss)

are
analyzed as follows:

For the six months ended June 30,
2024 2023
Interest expense, debt $
19,074
$
18,929
Finance liabilities interest expense
3,217
3,420
Amortization of debt and finance liabilities issuance costs
1,253
1,293
Loan and other expenses
106
203
Interest expense and finance costs $
23,650
$
23,845
13.

Earnings/(loss) per Share
All common

shares issued

(including the

restricted shares

issued under

the Company’s

incentive plans)
are

the

Company’s

common

stock

and

have

equal

rights

to

vote

and

participate

in

dividends.

The
calculation of basic earnings per share does not treat the non-vested shares (not considered participating securities)

as

outstanding

until

the

time/service-based

vesting

restriction

has

lapsed.
The

dilutive effect
on

unexercised

warrants

that

are

in-the-money,

is

computed

using

the

treasury

stock

method

which
assumes that the proceeds upon exercise of these warrants are used to purchase common shares at the
average market price for the period. Incremental shares are the number of shares assumed issued under the treasury

stock method

weighted for

the periods

the non-vested

shares were

outstanding. During

the
six months

ended June

30, 2023,

there were
1,272,798

incremental shares included

in the

denominator
of

the

diluted

earnings

per

share

calculation.

For

the

six

months

ended

June

30,

2024,

incremental
shares were
no
t included

in the

calculation of

the diluted

earnings per

share, as

the

Company incurred
losses and the effect of such shares would be anti-dilutive.
Net

comprehensive

income/(loss)

attributable

to

common

stockholders

is

adjusted

by

the

dividends

on
Series

B

Preferred Stock.

Net comprehensive

income/(loss) attributable

to

common

stockholders is

not
further adjusted by

the unrealized loss

on warrants as

of June 30,

2024 to calculate

the diluted earnings
per share because it would have an anti-dilutive effect.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

For the six months ended June 30,
2024 2023
Net comprehensive income/(loss) $
(706)
$
33,077
Dividends on series B preferred shares
(2,884)
(2,884)
Net comprehensive income/(loss) attributable to common
stockholders $
(3,590)
$
30,193
Weighted average number of common shares, basic
112,818,414
98,489,613
Earnings/(loss) per share, basic $
(0.03)
$
0.31
Weighted average number of common shares, basic
112,818,414
98,489,613
Incremental shares

-
1,272,798
Weighted average number of common shares, diluted

112,818,414
99,762,411
Earnings/(loss) per share, diluted $
(0.03)
$
0.30
14.

Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments,

which potentially

subject the

Company to

significant concentrations

of credit

risk,
consist

principally

of

cash

and

trade

accounts

receivable.

The

ability

and

willingness

of

each

of

the
Company’s counterparties to perform their

obligations under a contract depend upon a

number of factors
that

are

beyond

the

Company’s

control

and

may

include,

among

other

things,

general

economic
conditions,

the

state

of

the

capital

markets,

the

condition

of

the

shipping

industry

and

charter

hire
rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting

mostly

of

deposits,

placed

with

various

qualified

financial

institutions

and

performs

periodic
evaluations of the relative credit

standing of those financial institutions.

The Company limits its credit

risk
with

accounts

receivable

by

performing

ongoing

credit

evaluations

of

its

customers’

financial

condition
and by receiving payments of hire in

advance. The Company, generally,

does not require collateral for its
accounts receivable and does not have any agreements to

mitigate credit risk.

For the six months ended June 30, 2024 and 2023 charterers that individually accounted for
10
% or more
of the Company’s time charter revenues were as follows:

For the six months ended June 30,
Charterer 2024 2023
Cargill International SA *
16%
*Less than 10%

The

Company

is

exposed

to

interest

rate

fluctuations

associated

with

its

variable

rate

borrowings.

On
July 6,

2023, the company

entered into an

interest rate swap

with DNB (Note

8) to

manage part of

such
exposure.
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet
approximate their

respective fair

values due

to the

short-term nature

of these

financial instruments.

The

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

fair

value

of

long-term

bank

loans

with

variable

interest

rates

approximates

the

recorded

values,
generally due to their variable interest rates.

Fair value measurements disclosed

As of June 30, 2024,

the Bond having a fixed interest

rate and a carrying value of

$
119,100

(Note 8) had
a

fair

value

of

$
123,090

determined

through

the

Level

1

input

of

the

fair

value

hierarchy

as

defined

in
FASB guidance for Fair Value Measurements.
Other Fair value measurements

December 31,
2023
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities $
20,729
$
20,729
$ $
Investments in related party
8,315
8,138
177
Interest rate swap, asset
129
129
Total

recurring fair value measurements
$
29,173
$
28,867
$
129
$
177
Non-recurring fair value measurements
Equity method investments $
4,519
$ $
4,519
Long-lived assets held for use
7,809
7,809
Total

non-recurring fair value measurements
$
12,328
$
7,809
$
4,519
Liabilities
Recurring fair value measurements
Warrant liability $
6,332
$
6,332
$
Interest rate swap, liability
568
568
Total

recurring fair value measurements
$
6,900
$
6,332
$
568
June 30, 2024
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities
Investments in related party $
6,968
$
6,788
$ - $
180
Interest rate swap, asset
148
148
Total

recurring fair value measurements
$
7,116
$
6,788
$
148
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
9,286
$
9,286
$ -
Interest rate swap, liability
226
226
Total

recurring fair value measurements
$
9,512
$
9,286
$

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2024
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

15.

Subsequent Events
a)
Exercise

of

warrants:
Since

July

1,

2024

and

until

September

12,

2024,

the

Company

issued
65,715

shares

of

common

stock,

resulting

to

$
164

of

proceeds

from

the

exercise

of
41,085
warrants.
b) Bond Issue:
On July

2, 2024, the

Company issued a

new bond

of $
150

million, maturing

in July
2029

to

refinance

the

existing

$
125

million

bond

maturing

in

June

2026

(note

8).

The

existing
bond

was

settled

on

July

8,

2024

and

the

Company

incurred

a

loss

of

about

$
3,990
,

resulting
from the call premium.

c)
Series B

Preferred Stock Dividends
: On

July 15,

2024, the

Company paid a

quarterly dividend
on its series B preferred stock,

amounting to $
0.5546875

per share, or $
1,442
, to its stockholders
of record as of July 12, 2024.
d)
Loan

refinancing:
On

July

25,

2024,

the

Company

entered

into

a

new

loan

agreement

with
Nordea

to

refinance

the
two

existing

loan

agreements

with

the

bank

having

an

outstanding
balance of

$
167,263
. The

new loan

agreement will mature

in
six years

and will have

a margin

of
2.00
% over term SOFR.
e) Delivery of Vessel: On September 4, 2024, the vessel Houston was delivered to her new owners
(Note 6).